INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, WI 53212

December 29, 2014

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – AAM/HIMCO Unconstrained Bond Fund
Request for Acceleration

Dear Ms. Dubey:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 590 under the Securities Act and Amendment No. 603 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 29, 2014 be accelerated to December 31, 2014.

Very truly yours,
Investment Managers Series Trust

By:	/s/ Maureen Quill
Maureen Quill
President

IMST DISTRIBUTORS, LLC
3 Canal Plaza, Suite 100 | Portland, ME 04101

December 29, 2014

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – AAM/HIMCO Unconstrained Bond Fund
Request for Acceleration

Dear Ms. Dubey:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 590 under the Securities Act and Post-Effective Amendment No. 603 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 29, 2014 be accelerated to December 31, 2014.

Very truly yours,
IMST DISTRIBUTORS, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	President